September 19, 2008

VIA U.S. MAIL AND FACSIMILE

Arthur D. Woods, Esq.
Vice President and Senior Counsel
Western Reserve Life Assurance Co. of Ohio
570 Carillon Parkway
St. Petersburg, FL 33716-1202

> Re: WRL Series Life Account
>   Western Reserve Life Assurance Co. of Ohio
>   WRL Xcelerator Focus
>   WRL Xcelerator Exec
>   Initial Registration Statement on Form N-6
>   File Nos. 333-152446; 811-04420

Dear Mr. Woods:

The staff has reviewed the above-referenced registration statement, which was filed with the Commission on July 22, 2008. We provided the registration statement a full review. Based on our review, we have the following comments on these filings. Page numbers refer to the courtesy copy of the registration statement provided to the staff.

1. General

    a. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    b. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

    c. Please confirm that the Table of Contents is accurate. The staff notes that under the Supplemental Benefits (Riders) portion of the Table of Contents the "Children's Insurance Rider" appears five times.

    d. Please move the fee table before the Policy Benefits/Risk Summary section per Form N-6 General Instruction C.3(a) and C.3(c)(ii).

e. To avoid investor confusion, please consider putting the name of the policy in a larger font than the rest of the type in any fee table caption in which the name of the policy appears. Please also make corresponding changes to other captions in the prospectus, as appropriate (e.g., the "Surrender Charge (for Focus Policies Only)" caption on page 47).

In addition, the tables have a separate section for contracts purchased before October 30, 2008 and issued before January 1, 2009. Please clarify supplementally whether there are any policies purchased before October 30, 2008 that may nonetheless be issued after January 1, 2008. If not, please re-label the fee tables to remove the ambiguity. If there are such contracts, please revise the prospectus to include fee tables applicable to such contracts, and make corresponding changes elsewhere in the prospectus, as appropriate.

2. **Policy Benefits/Risks Summary** (pp. 1-7)

a. *The Policies* (p. 1): Please remove the unused bullet point.

b. *The Policies* (p. 1): Please eliminate the redundancy in the bullet describing the Focus Policy.

c. *The Policies* (p. 1): Please disclose that the contractowner may lose the benefit of the lower monthly per unit charges if they make any transfers during the first year or modify allocation percentages, as disclosed on page 58. Also, please disclose that dollar cost averaging and Internet transfers are prohibited in the first policy year.

d. *Choice Among Death Benefit Options* (p. 2): Please revise the sentence noting that the Exec Policy may not select Option C to state the Exec Policy's choices affirmatively. Also, please remove the brackets and highlight the statement.

e. Following the discussion of the free-look period, please include a cross-reference to the full discussion of the free-look period.

f. *Variable Death Benefit* (p. 3): The prospectus refers to "bands of specified amount" and clarifies its meaning for the Focus Policy. Please make a similar clarification for the Exec Policy and describe whether there are any restrictions on which band can be chosen.

g. *Change in Death Benefit Option and Specified Amount* (p. 3): The prospectus states that the contractowner "may increase the specified amount once a year on any Monthiversary." Please clarify whether this sentence means once per year or once per Policy year.

h. *Policy Risks* (p. 6): The prospectus makes repeated reference to a "MEC." Please clarify in plain English what this is.

3. **Fee Tables** (pp. 9-28)

a. *Living Benefit Rider* (p. 9): Please revise the footnote to eliminate any reference to administrative charges since the form asks for the amount of the transaction fee, whether or not it is administrative. In addition, please provide a specific maximum amount or rate for the "Discount Factor" and the basis on which it would be calculated. Form N-6, Item 3, Instr. 1(f). Please make corresponding changes as appropriate elsewhere in the fee tables.

b. *Cost of Insurance (without Extra Ratings)* (p. 10): Footnote 9 notes that if an "insured possesses additional mortality risks, [the registrant] may add a surcharge of up to the cost of insurance rates of up to $30.40 monthly per $1,000 of net amount at risk." Please confirm whether an insured in an underwriting class with extra ratings may pay the cost of insurance charges plus another $30.40 per month. This result would mean that an insured in the extra ratings underwriting class could potentially pay the guaranteed maximum charge plus an additional $30.40. Please make corresponding changes elsewhere in the fee tables, as appropriate.

c. *Surrender Charge* (p. 9): The listing for the Surrender Charge gives no indication as to what the charge would be for subsequent years. In a footnote, please either describe the direction of charges in subsequent years or provide a table to show what the charges would be.

d. *Surrender Charge* (p. 9): The listing for Surrender Charge states that the charge is assessed for an eight year period following an increase in the specified amount. It is unclear whether this subjects an investor who increases the specified amount to a full surrender charge regardless of how long he or she has held the original policy. Please clarify this matter supplementally to the staff.

e. *Disability Waiver of Premium Rider* (p. 13): Please clarify in a footnote what is meant by the phrase "rider units." Please make corresponding changes elsewhere in the fee tables, as appropriate.

4. **The Portfolios** (pp. 31-40)

a. On pages 34 and 35 the prospectus uses the phrase "Portfolio Construction Consultant." Please clarify the function of this consultant in plain English.

b. On page 35 please include a footnote to Transamerica MFS High Yield VP stating that high yield bonds are commonly known as "junk bonds".

5. **Charges and Deductions** (pp. 42-53)

a. *Rider Charges* (p. 51): Please clearly denote which supplemental benefits are available under the WRL Xcelerator Exec Policy.

b. *Living Benefit Rider* (p. 51): Please describe how the applicable discount factor is determined.

6. **Your Policy** (pp. 53-59)

a. This section discusses aspects of the contract which both the Focus Policy and the Exec Policy share in common, and then separately discusses unique features of the Exec Policy. In particular, on page 54, the prospectus discusses purchasing a policy, noting the differences between the Focus Policy and the Exec Policy. Then on page 59, the prospectus discusses purchasing an Exec Policy alone. Please revise this section, by specifically noting those portions which apply equally to both policies and separating those portions which are unique to the Focus Policy or the Exec Policy.

       b.   *Full Insurance Coverage and Allocation of Initial Premium* (p. 56): Please clarify where the initial premium is held in the interim between receipt of the initial premium and the Policy date when the premium is allocated to the investment choices.

       c.   *WRL Xcelerator Focus* (pp. 57-58): The prospectus notes that the current monthly per unit charges may increase if transfers out of the designated subaccount occur during the first policy year. The listing for that charge in the fee tables applicable to contracts purchased before October 8, 2008 states that the current charge already equals the guaranteed charge. Please reconcile the discrepancy.

Please also confirm supplementally that any increase in charges for contracts purchased after October 8, 2008 will not go beyond the guaranteed charges currently listed. In addition, please note in a footnote to this charge in the fee table that transfers in the first year may result in an increase per unit charge and if the amount of the increase can vary, please describe the circumstances on which the variance depends (e.g., depending on the subaccount transferred into).

       d.   *WRL Xcelerator Focus* (pp. 57-58): The prospectus states that the minimum no lapse period "is reduced." Please clarify what is the reference value used to make the statement.

       e.   *WRL Xcelerator Exec* (p. 58): In the second to last bulletpoint, please confirm that the guaranteed cost of insurance rates will never be greater than the rates in the 1980 CSO mortality tables. Is this true for policies issued after October 30, 2008?

7. Premiums (pp. 59-62)

       a.   *Allocating Premiums* (p. 59): The prospectus states that "allocation restrictions will apply to premiums paid in the first Policy year of a Focus Policy. You must follow these guidelines…" Please revise this disclosure to make clear that those are not the restrictions placed upon the Focus Policy. Please clarify when the listed guidelines are applicable to either of the Focus Policy and the Exec Policy.

       b.   *Allocating Premiums* (p. 60): In the paragraph beginning "on the first valuation date…", please note that dollar cost averaging on the reallocation date is only available under the Exec Policy, unless the contractowner wishes to forego the lower monthly per unit charges available under the Focus Policy.

8. Transfers (pp. 62-68)

       a.   *Dollar Cost Averaging* (p. 66): Please disclose any limitations on dollar cost averaging if an investor were to purchase the Focus Policy. Please also disclose how a Focus Policy contractowner might take advantage of this program while abiding by the terms of the Focus Policy.

       b.   *Asset Rebalancing Program* (p. 67): Please clarify whether there are any restrictions on this program associated with purchasing the Focus Policy and receiving the lower monthly per unit charges. If there are limitations, please disclose this in the Policy Benefits/Risks Summary section, as well as the section titled Your Policy.

9. Death Benefit (pp. 70-77)

      a. On page 71, please highlight the statement "the Exec Policy offers only death benefit Option A or Option B."

      b. *Changing the Death Benefit Option* (p. 75): As to changing from death benefit Option A with Inflation Fighter Rider to either Option B or Option C, please clarify whether past increases to the specified amount are retained.

10. Inflation Fighter Rider (pp. 92-94)

The last bullet point describing the features of the rider notes that specified amount decreases are "applied" on a LIFO basis. Please revise the prospectus to clarify what is intended by the phrase applied, and for what purpose are the decreases treated on a LIFO basis (e.g., for purposes of the decrease charge).

11. Appendix D – Illustrations

The prospectus notes in the fifth paragraph that the illustrations "take into account all Policy [and] subaccount charges..." and then lists what these charges are. Included in the listing are "cash value charges using the current monthly Policy charge. Please revise the prospectus to clarify what are the charges listed in the fee table that make up "cash value charges."

12. SAI – Glossary

There is a glossary in the prospectus and the SAI. To avoid confusion, please delete the glossary in the SAI.

13. Powers of Attorney

Please confirm that Powers of Attorney specifically describing the registration statement by name or '33 Act file number per Rule 483(b) will be filed by pre-effective amendment.

14. Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

    · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to each registration statement. If you believe that you do not need to amend the registration statement in response to a comment; please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6753. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at ruckmanc@sec.gov or transmitted by facsimile to (202) 772-9285. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-4644.

Sincerely,

Craig Ruckman
Office of Insurance Products